QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

        This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To:	UK Listing Authority	25 June 2003

Details of securities to be listed

Bookham Technology plc ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital

Authorised	Denomination	Issued and paid up (inclusive of present issue)

300,000,000	in ordinary shares of 1/3p each	204,950,872

	in ordinary shares of 1/3p each to be issued in warrants	(9,000,000)

	in

£1,000,000		£683,169.57

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon

N/A

£

Please specify where the issuer is listed and the nature of the listing

Primary London Stock Exchange

Secondary NASDAQ

Please specify on which RIEs the issuer has applied to have its securities traded

London Stock Exchange

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)

4,000,000 ordinary shares of 1/3 pence each

Type of issue for which application is being made

Formal application

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a)
all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b)
all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c)
all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed

Director or secretary or other duly authorised officer for and on behalf of

Name of issuer Bookham Technology plc

To be completed in all cases

Application to be heard on:                2003

Admission expected to be effective on:                2003

Name(s) of contact(s) at issuer regarding the Application:                        Philip Davis

Telephone number: 01235 837 781

QuickLinks

  Exhibit 99.1
SCHEDULE 3A APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST (SHARES AND DEBT SECURITIES)